EXHIBIT 21

SUBSIDIARIES

Set forth below is a list of all active subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business as of February 28, 2007.

Name	Jurisdiction of Incorporation
USANA Canada Co.	Canada
USANA Australia Pty, Ltd.	Australia
USANA Health Sciences (NZ) Corporation	New Zealand
USANA Hong Kong Limited	Hong Kong
USANA Japan, Inc.	Japan
USANA Health Sciences Korea Ltd.	South Korea
USANA Health Sciences Singapore Pte, Ltd.	Singapore
USANA Mexico S.A. de C.V.	Mexico
USANA Health Sciences Tianjin Co. Ltd	People’s Republic of China
Wasatch Product Development, Inc.	Utah
FMG Productions, Inc.	Utah
UHS Essential Health Malaysia SND BHD	Malaysia

Each subsidiary listed above is doing business under its corporate name.